December 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 1 to Form S-1
Filed November 15, 2021
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated December 3, 2021, with reference to the Company’s Amendment No. 1 on Form S-1 filed with the Commission on November 15, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1.	We partially reissue comment 4. We note the added disclosure that permissions are not required to be obtained from Chinese authorities to operate and issue these securities to foreign investors. Please address the consequences to you and your investors if you do not receive or maintain any approvals required to offer securities to foreign investors, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 2 of the Amended S-1 to state that if we do not receive or maintain any approvals required to offer securities to investors, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future, we may incur significant costs and delays in attempting to obtain such approvals or, if we are unable to obtain such approvals, we may not be able to continue listing on U.S. exchanges nor continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our securities to significantly decline or become worthless.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

December 10, 2021

2.	We partially reissue comment 3. In your summary of risk factors, when disclosing the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors, please include cross-references to the more detailed discussion of these risks in the prospectus.

Response: In response to the Staff’s comment, the Company has included cross-references to the more detailed discussion of the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors on page 28 of the Amended S-1.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com